GLOBAL PARTNERS LP P.O. Box 9161 800 South Street, Waltham, MA 02454

ph: 781-894-8800 fx: 781-398-9000

December 23, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Division of Corporation Finance

Re:                             Registration Statement on Form S-4

Filed December 23, 2019

File No. 333-235687

Ladies and Gentlemen:

This letter accompanies the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) of Global Partners LP, a Delaware limited partnership (“Partnership”), and GLP Finance Corp., a Delaware corporation (the “Finance Corp” and, together with the Partnership, the “Issuers”), with respect to an offer to exchange (the “Exchange Offer”) the Issuers’ 7.00% Senior Notes due 2027 (the “Outstanding Notes”), which were originally issued on July 31, 2019 to international and U.S. investors pursuant to Regulation S and Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), for new notes with terms materially identical to the Outstanding Notes but which have been registered under the Securities Act (the “Exchange Notes”), and, therefore, will not be subject to the transfer restrictions applicable to the Outstanding Notes. In connection with the Registration Statement, the Issuers hereby confirm and represent as follows:

1.                                      The Issuers are registering the Exchange Offer in reliance on the position and representations of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2.                                      The Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Issuers’ knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff’s position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3.                                      The Issuers will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

4.                                      Neither the Issuers nor any of their respective affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5.                                      The Issuers will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer.

If any additional supplemental information is required by the Staff, please contact the undersigned at (781) 398-4138 or Brenda Lenahan of Vinson & Elkins L.L.P., whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Very truly yours,

GLOBAL PARTNERS LP

By:	GLOBAL GP LLC
its General Partner

By:	/s/ Daphne H. Foster
Daphne H. Foster
Chief Financial Officer

GLP FINANCE CORP.

By:	/s/ Daphne H. Foster
Daphne H. Foster
Chief Financial Officer

cc: Brenda Lenahan, Vinson & Elkins L.L.P.